Mail Stop 3561

October 22, 2008

Scott L. Morris
Chairman, President and Chief Executive Officer
Avista Corporation
1411 East Mission Avenue
Spokane, Washington 99202-2600

   Re: Avista Corporation
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 27, 2008
     File No. 001-03701

Dear Mr. Morris:

   We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and have no further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director